Exhibit 99.3

TRANSLATED FROM THE FRENCH

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,608,783.07 euros
Principal Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

BOARD REPORT TO BE SUBMITTED TO THE EXTRAORDINARY
SHAREHOLDERS’ MEETING TO BE HELD ON March 4th, 2005

Ladies and Gentlemen,

We have called you in an Extraordinary General Meeting in order to submit to your approval:

1.	proposed implementation of a new stock option plan for 2005, concerning one million five hundred thousand (1,500,000) shares (the “2005 plan”),

2.	proposed issuance of a total number of 40,000 Warrants (BSA) reserved to members of the Scientific Advisory Board,

3.	proposed capital increase reserved to the employees

Before making a detailed presentation of the proposed operations, we shall briefly make some comments on our performance during the past fiscal year.

As you know, during the last months, the Company has announced three major events:

•	the first one relates to the termination of the licensing agreement with BMS on Basulin®. BMS informed in a letter dated September 16, 2004 that it made its decision for commercial and other reasons, including relocation of resources behind other pipeline projects. As a result of the termination, Flamel will recognize in 2004 the balance of the initial upfront payment from BMS (13 million euros).

•	the second ones relates to the development of the product developped in partnership with GSK. On July 1st, 2004, Flamel announces that GSK has selected a Flamel Micropump® formulation for use in an ongoing development project. On September 16th, 2004, Flamel and GSK announced that this project was entering a Phase III clinical trials. Pursant to the license, Flamel received a milestone of $2 million recognized in the third quarter 2004.

•	the third one relates to the signature of new license agreement of Flamel’s Micropump® Technology to TAP Pharmaceutical Products Inc. for Lansoprazole.

The financial results for the 2004 year have not yet been finalized and will be approved by a Board meeting planned to be held in March 2005.

Detailed comments on the 2004 results will be provided in the report of the Board prepared for the General Shareholders meeting planned for June 2005.

We would like also to briefly comment the new composition of our Scientific Advisory Board.

We learnt with great sorrow the passing of Sir John Vane, who was a member of our Scientific Advisory Board until his death in November. Sir John Vane was greatly appreciated for his contributions to Flamel and to Science generally.

1.	Proposed issuances of a total number of 40,000 Warrants (BSA) reserved to members of the Scientifc Advisory Board of the Company

Flamel’s Scientic Advisory Board is now composed of three members: Pierre-Gilles de Gennes (Nobel Laureate in Physics — 1991), Jean-Marie Lehn (Nobel Laureate in Chemistry — 1987) and Christian Trépo.

The Scientific Advisory Board is involved, as expert, in innovative projects conducted by Flamel. Pr. Pierre-Gilles de Gennes is involved with the development of our Medusa® and Micropump® technologies. Pr Jean Marie Lehn is involved with the project on self assembling new polymers.

Pr Christian Trépo joined the Scientific Advisory Board early 2005. He is a world leading expert in viral infections and more specifically on HIV, Hepatits B and Hepatitis C. He advises Flamel in its clinical program of Medusa® in general.

The other mission of the members of the Scientific Advisory Board is also to help the Board of Directors to have the right appreciation of the management’s strategy in the selection and execution of Flamel’s projects.

The Company recognizes that it is a real honor and an exceptional help to have such experts dedicated to Flamel and its highly innovation projects.

In connection with their respective contribution to the development of the Company, we ask you to approve the board proposal relating to the compensation of each member of the Scientific Advisory Board.

We first propose that you decide upon the issuance of 40,000 securities giving access to the share capital and taking the form of warrants (BSA) in favor of Messrs. de Gennes, Lehn and Trépo, all three of whom are members of the Scientific Advisory Board.

This decision to issue warrants (BSA) reserved to Messrs. De Gennes, Lehn and Trépo, if you decide to adopt it, requires the cancellation of the preferential subscription rights of the shareholders as well as of the warrant holders and all of the holders of any other, securities giving access to the share capital in respect of the subscription of these warrants (BSA), for the benefit of Messrs. De Gennes, Lehn and Trépo.

In accordance with Article 155 of the decree of March 23, 1967, we inform you that in the context of this proposed issuance of 40,000 warrants (BSA), Mr. De Gennes would be granted 10,000 warrants (BSA), Mr. Lehn 10,000 warrants (BSA) and Mr. Trépo 20,000 warrants. These warrants (BSA) may be issued for a subscription price of 0.01 euro each, and each warrant (BSA) would give its holder the right to subscribe to one share of the Company for a subscription price wich will be the market price for the share, in the form of ADS, on the NASDAQ, on March 3, 2005,provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the meeting. In this case, the price for the share shall be equal or superior to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding the meeting.

With respect to the legal regime applicable to such warrants (BSA) we invite you to decide, pursuant to article L.228-91 paragraph 4 of the Commercial Code, that the warrants and the shares to which these warrants give right can only be negotiated and transferred together.

In consideration of article L. 228-98 of the Commercial Code, we also invite you to decide that, as of the issuance date of the warrants, the Company will be entitled to:

               - conduct any change in its corporate organization;

               - conduct any change in its corporate purpose,

               - change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants (BSA) holders pursuant to article L.228-99 of the Commercial Code,

               - issue preferred shares subject to the Company taking all the necessary measures to protect the warrants (BSA) holders pursuant to article L.228-99 of the Commercial Code.

In addition, we also propose that you decide that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of article L.228-99 of the Commercial Code.

We finally propose that you decide that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised before the date when the capital decrease has become final.

We also propose that you acknowledge that, pursuant to the provisions of article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of article L. 225-98 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company.

We also propose that you decide that these warrants (BSA) may only be exercised (i) provided that their holders are still members of the Scientific Advisory Board of the Company on the day of such exercise, and (ii) by installments of 25%, in the following manner:

               - 25%: as from the day of the approval by the General Shareholders’ meeting held on March 4th, 2005

               - 25%: as from March 4th, 2006,

               - 25%: as from March 4th, 2007,

               - 25%: as from March 4th, 2008

We propose that you settle the subscription period for these warrants (BSA) as commencing on the day of the General Shareholders’ Meeting and closing on April 29, 2005.

We request that you grant all powers to the Board of Directors and its Chairman, in order to proceed with the implementation and completion of this operation and, notably, gathering the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA).

As a result of the issuance of the warrants (BSA) referred to above, we also invite you to authorize our Board to proceed with the issuance of a maximum of 40,000 new ordinary shares of an approximate nominal value of 0.1219 euro each, that is, a capital increase of an approximate maximum nominal amount of 4,879 euros and grant the Board all powers to this effect, notably, in order to:

(i)	Set the dates for the commencement and close of the subscription period;

(ii)	Receive the subscriptions;

(iii)	Close the subscription period once all of the subscriptions have been gathered;

(iv)	Receive the payments;

(v)	Deposit the funds in a bank account in accordance with the law;

(vi)	Amend the bylaws as a result, and more generally;

(vii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

We also propose that you decide that these shares shall be issued within a maximum five-year period as from the date of the General Shareholders’ Meeting.

Furthermore, in accordance with Article L. 225-132 of the Commercial Code, we invite you to expressly relinquish your preferential right to subscribe for new shares, which will be issued as a result of the exercise of the subscription right in connection with the warrants (BSA) newly issued for the benefit of Messrs. De Gennes, Lehn and Trépo.

2.	Proposed implementation of a new stock option plan for 2005, concerning one million five hundred thousand (1,500,000) shares (the “2005 plan”).

In order for the Company to be able to attract and/or keep talented executive officers and employees and to the extent that the number of stock options that your Board was authorized to allocate pursuant to the 2000, 2001, 2003 and 2004 plans is almost exhausted, we propose that you authorize the Board, for a term of thirty eight months, to grant, in one or several times, in accordance with Article L. 225-177 et seq. of the Commercial Code, for the benefit of employees of the Company or of some of them, as well as for the benefit of executive officers, as referred to in Article L. 225-185 paragraph 4 of the Commercial Code, a maximum number of one million five hundred thousand (1,500,000) options giving right to the subscription for shares of the Company to be issued upon a capital increase of the Company (the “2005 Plan”).

Each option could entitle to the subscription by the beneficiary(ies) for one share of the Company, the price of which could be determined on the day when the options are granted by the Board.

We remind you in this regard that the shares of the Company, even if they are listed on the NASDAQ, in the form of ADSs (American Depositary Shares), are not however, as regards to French law, considered as admitted to negotiation on a regulated market. Therefore, the subscription price for each share must be determined, in accordance with the objective share valuation methods, as provided for in Article L. 225-177 paragraph 4 of the Commercial Code, pursuant to an appropriate weighting of the net equity, the profitability and the business prospects of the Company.

It appears, in this regard, that the valuation method, which is the most objective and the most appropriate for the Company, is its market price on the NASDAQ. Indeed, the share price, if it were calculated based on its mathematic value and/or the net equity, the profitability and the business prospects of the Company, even weighted, could result, with regard to the past market prices of the share, in the form of ADS, on the NASDAQ, in a valuation substantially inferior to the real economic value of the share, the market price of which, on the NASDAQ, remains the most objective valuation method.

Therefore, we propose that the price of the share to which each option would give right can be set by the Board of Directors based at the market price of the share, in the form of ADS, on NASDAQ, on the day preceding the date of the Board meeting, provided however that such price is not less than 80% of the average market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding said meeting. In this case, the price of the share should be equal or superior to 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. Such minimum price is the price applicable to companies, the shares of which are admitted to negotiation on a regulated market.

As provided by law, the price of the shares, thus determined by the Board of Directors, may not subsequently be modified during the option period. However, in accordance with Article L. 225-181 paragraph 2 of the Commercial Code, when the Company conducts a share capital redemption or a share capital reduction, a change in the profit distribution, a free allocation of shares, an incorporation of reserve, profit, share premium to the share capital, a distribution of reserves or any issue of shares or of securities giving right to the allocation of shares with a preferential right to subscribe shares reserved to the shareholders, the Company shall take all necessary measures to protect the interests of the options beneficiaries pursuant to article L. 228-99 of the Commercial Code.

The options should be exercised within a maximum ten-year term as from their date of grant by the Board of Directors..

Accordingly, we propose that you authorize the Board of Directors and that you grant it all powers in order to:

•	set the terms and conditions of grant of the options, freely determine the beneficiaries of such options, subject to the provisions of laws and regulations, and, within such framework, if it considers it appropriate, the obligation for each beneficiary to be an employee of the Company or of the companies referred to in Article L. 225-180 — I of the Commercial code, and/or to be an executive officer of the Company within the meaning of Article L. 225-185 paragraph 4 of the Commercial code, at the time of the exercise of options;

•	set, if it considers it appropriate, a period of untransferablity of the subscribed shares, in accordance with the conditions provided by applicable laws and regulations,

•	set the subscription price of the shares to which the options thus granted give right, in accordance with the terms and conditions determined by the Extraordinary General Shareholders’ Meeting,

•	set the exercise period(s) of the options thus granted, subject to the prohibitions and/or limitations provided by applicable laws and regulations and the by-laws in this regard, at the times that it will deem to be appropriate.

As a consequence of the foregoing authorization, we propose that you also authorize the Board of Directors and that you grant it all powers for the purpose of issuing a maximum of 1,500,000 shares with an approximate nominal value of 0.1219 euros, and accordingly, increasing the share capital in a maximum nominal amount of 182,940 euros.

In accordance with Article L. 225-178 paragraph 1 of the Commercial Code, the authorization that would thus be granted to the Board of Directors would entail, for the benefit of options beneficiaries, an express waiver, by the shareholders of their preferential right to subscribe for the shares that will be issued subsequently to the exercise of options.

Finally, we propose that you authorize the Board and that you grant it all powers in order to:

(i)	Receive the subscriptions and related payments;

(ii)	Deposit the funds in a bank account in accordance with the law;

(iii)	Acknowledge the number of shares issued as a consequence of the exercises of the options granted, in accordance with the provisions of Article L. 225-178 paragraph 3 of the Commercial Code and, more generally;

(iv)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

3. Proposed capital increase reserved to the employees

Finally, pursuant to Articles L. 225-129-6 and L. 225-138-1 of the Commercial Code, we remind you that the shareholders must, for every proposed capital increase submitted to them, be also invited to vote on a contemplated capital increase to be effected pursuant to the provisions of Article L. 433-5 of the Labor Code, i.e. by reserving the said increase to employees having subscribed to and any person authorized to subscribe to a company savings plan, even though the company concerned has not implemented such a plan. The decisions of capital increase that would be adopted in violation of these rules are void, unless expressly regularized by the General Shareholders’ Meeting.

In consideration of the above-mentioned operations, we therefore invite you to vote on a proposed capital increase reserved to employees of the Company having subscribed to a company savings plan.

This capital increase would imply the cancellation of the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities giving access to the share capital under the terms and conditions provided by applicable laws and regulations.

In order to facilitate the implementation of this capital increase, you could authorize the Board of Directors and grant it all powers, for a term not to exceed 26 months in order to:

•	increase the share capital in a maximum nominal amount of 1% of the share capital as of i.e., 26,087.83 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

•	set the amount of the subscription price, in accordance with the terms and conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

•	set the dates of commencement and close of subscriptions,

•	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

•	receive the payments, deposit the funds in accordance with the law, and

•	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

As from their issuance, shares issued in this manner would be pari passu to existing shares, would benefit from the same rights and would be governed by the same provisions of the by-laws and by the decisions of the General Shareholders’ Meeting. The shares shall be fully paid in cash upon subscription.

We draw your attention to the fact that the Company does not have a company savings plan. In addition, these capital increases would not be appropriate in light of the Company’s current situation.

After having heard the reading of the special report of the Statutory Auditor relating to the the proposed methods for the determination of the subscription price of the options and the cancellation of the preferential subscription rights for both the issuance of shares reserved for employees and the issuance of warrants (BSA) reserved to certain directors of the Company, we are submitting to a vote the draft resolutions approved by the Board during its meeting held on December 9, 2004. We invite you to vote in favor of the first, second, third, fourth and sixth, and against the fifth resolutions, on the enclosed proxy card.

The Board of Directors